Andy Halford BA FCA Group Chief Financial Officer

Mr Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

United States

14 November 2011

Dear Mr Spirgel

Re:	Vodafone Group Public Limited Company.
Form 20-F for the fiscal year ended March 31, 2011
Filed June 17, 2011
File No. 1-10086

I refer to your letter dated 4 November 2011. I can confirm that we intend to submit our responses to the Staff’s comments by 22 November 2011.

Vodafone appreciates your cooperation in extending the deadline for its response.

Yours sincerely

/s/ Andy Halford
Andy Halford
Chief Financial Officer

cc:	Ms Ivette Leon
Mr Carlos Pacho
Securities and Exchange Commission

Vodafone Group Plc

One Kingdom Street

Paddington Central, London W2 6BY, England

Telephone:  +44 (0) 1635 685  459

E-mail:  andy.halford@vodafone.com   Web:   www.vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN   Registered in England No. 1833679